Via Facsimile and U.S. Mail
Mail Stop 03-09

							April 22, 2005

Walter E. Riehemann
Vice President & General Counsel
Adams Laboratories, Inc.
425 Main Street
Chester, New Jersey 07930

Re:	Adams Laboratories, Inc.
	Registration Statement on Form S-1
	Filed March 25, 2005
      File Number 333-123585

Dear Mr. Riehemann:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM S-1

General

1. We note your graphic following the cover page of the prospectus.
Please provide us with proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use. Please note we may have comments regarding any additional graphics or visuals you may include.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10% if you price above $20.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

5. We note that you have requested confidential treatment for several of your exhibits under Rule 406 of the Securities Act; we will furnish comments for your request under separate cover. Please be advised, we will not act on any request for acceleration of effectiveness until we have cleared comments on your request for confidential treatment.

6. Please provide a substitute for or explain the term "BID" in the graphic immediately preceding the back cover page of the prospectus.

7. We note your statement in the graphic, "[t]he ONLY BID bi-layer tablet to enhance patient compliance." Supplementally, please explain why Mucinex enhances patient compliance.

Prospectus Summary, page 1

8. As you have chosen to include a summary of your strategy, please balance this discussion by including a discussion of the risks and obstacles you must address in implementing this strategy. This discussion should be at least as prominent as the discussion of your strategy.

9. Please provide a brief discussion of the FDA`s policy of removing unapproved competing products from the market once a similar product has been approved. The discussion should address why the competitors were permitted to sell unapproved drugs and whether the determinative factor was the FDA approval or that your products are sold over the counter and the competing products were available by prescription only.

10. We note your statement, "our current products and products in development or being considered for development will compete in many of the segments included in this combined OTC and prescription market that totals approximately $3.9 billion." You should only include the size of your potential target market in which you will compete. Please confirm the $3.9 billion accurately reflects your target market or revise accordingly.

11. Please revise to disclose that Cardinal Health is not currently meeting your manufacturing requirements.

12. In the summary and throughout your filing you reference reports relating to the size of the industry, and your position within the industry. Please provide us with supplemental copies of these reports. These reports should be marked to indicate the supporting information.

Risk Factors
13. Please include a separate stand alone risk factor to disclose any known side effects of Mucinex SE and Mucinex DM.

We depend heavily on the success of our existing products ..., page 7

14. Many of the bullet points included in this risk factor are discussed as separate stand alone risks. Please revise to eliminate the redundancy by deleting the bullet points that are discussed more fully in the risk factor section. Similarly, revise "We may not be successful in our efforts to expand our portfolio of Products."

We do not have our own manufacturing capability and rely on Cardinal
Health ..., page 7

15. Please revise your heading to disclose that recently Cardinal
Health has not been able to manufacture sufficient quantities of your product meet your demand.

16. Please revise your disclosure to indicate you may never find another suitable source of supply that meets your needs to manufacture the Mucinex SE or Mucinex DM.

We and Cardinal Health depend on a single supplier for guaifenesin, the active ..., page 8
17. If obtaining needed supplies has ever caused a material delay or disruption to your business, please discuss.

18. Please identify the circumstances that would allow Boehringer
Ingelheim to raise its prices.

19. Are there any provisions in your agreement with Cardinal Health that would allow you to obtain inventory from another source. If the agreement does not contain such provisions, please disclose this information here. If the agreement does contain such provisions, please provide a description of these provisions in the appropriate location in your Business section.

20. We note that Cardinal Health`s agreement with Boehringer
Ingelheim allows Cardinal Health the limited ability to enter into agreements with other parties. Please briefly describe the limitations.

We face substantial competition that may prevent us from maintaining or increasing ..., page 10
21. To the extent easily obtainable, please disclose your competitors` share of the target market.

Product liability lawsuits could divert our resources, result in substantial liability ..., page 11
22. Please disclose the amount of your insurance coverage, or in the alternative, please indicate if you believe such coverage amount is reasonably adequate to insulate you from potential product liability claims.

If we fail to obtain an adequate level of reimbursement for our products ..., page 12

23. Please revise your heading to disclose that many states do not cover the costs of your products.

We depend on our key personnel and if we are not able to retain
....,
page 16

24. To the extent known, please disclose the projected time frame of your hiring the additional technical personnel.
25. If you have had problems attracting or retaining qualified employees, please revise to describe the problems you have experienced. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

We may undertake strategic acquisitions of technologies and products.
Integration ..., page 16
26. Please revise your risk factor to disclose that you may not have the necessary funds or resources to complete acquisitions. You should also highlight your lack of experience in identifying and completing acquisitions.


If we are unable to protect the intellectual property rights related
...., page 17

27. Please revise to disclose, even an unsuccessful infringement action against you may be expensive to defend.

If we are unable to protect the confidentiality of our trade secrets
...., page 18
28. If your business has been materially and adversely affected by the disclosure of proprietary information, please discuss the situation and its consequences.

Legal proceedings or third party claims of intellectual property
....,
page 18

29. To the extent you are aware of any intellectual proprietary rights that are being infringed upon or that you have been notified a third party`s belief that you are infringing on their patent(s), please revise to disclose the situation and potential consequences.

An active trading market for our common stock may not develop, page
20

30. Please revise the statement that you expect your common stock to be approved for quotation on the Nasdaq National Market to state that you have applied for quotation or intend to apply for quotation as opposed to stating that you expect to be approved.

We will incur increased costs as a result of being a public company and our ..., page 21
31. As currently written, this risk factor discussion could apply to any issuer that is becoming a reporting company. See Item 503(c) of
Regulation S-K. Please revise to tailor the discussion to your company. For example, you could provide an estimate of the increase in expenses related to being a public company, discuss any difficulties you have encountered in attracting directors, etc.

Use of Proceeds, page 34

32. Please disclose the approximate amount and timing of the proceeds you plan to use for the purposes you list in this section. We note you plan to use some proceeds for continued branding of Mucinex. Please disclose the specific amounts from your offering proceeds that you intend to allocate for such purpose. Additionally, please specify how much you anticipate spending for product development, which products you expect to develop using these proceeds and indicate where in the drug development process you expect to be after the expenditure of these proceeds.

33. Please identify with more specificity the uses that you currently categorize as "general corporate purposes," and state how much of the proceeds you plan to put toward each such use.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates

Sales Returns and Allowances, pages 30 - 31

34. We believe that your disclosure related to estimates that reduce
gross revenue such as product returns, cash discounts, rebates chargebacks, and sale incentives could be improved as follows:
a)	Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of
sensitivity analysis.
b)	We note that you have disclosed the factors you consider in
establishing your product returns and other sales allowances.  To the
extent that information you consider is quantifiable, disclose both
quantitative and qualitative information and discuss to what extent
information is from external sources (e.g., end-customer
prescription
demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing
your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be
returned as of the balance sheet date and disaggregated by
expiration
period.
c)	If applicable, discuss any shipments made as a result of
incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
d)	You should consider disclosing a roll forward of the accrual for
each estimate for each period presented showing the following:
?	Beginning balance,
?	Current provision related to sales made in current period,
?	Current provision related to sales made in prior periods,
?	Actual returns or credits in current period related to sales made in current period,
?	Actual returns or credits in current period related to sales made in prior periods, and
?	Ending balance.

e) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.


Cardinal Health Profit Share, page 31

35. We note from your disclosure that direct manufacturing cost plus the mark-up are merely provided for interim billing purposes. This would seem to infer that that the actual cost of the inventory purchased from Cardinal is the percentage of the profit that Cardinal receives. Please explain to us and cite the authoritative guidance used under US GAAP why the inventory is recorded as the direct manufacturing cost plus the mark-up.

36. Based on your disclosure, cost of sales represents the direct manufacturing cost plus the estimate of the profit share amount earned by Cardinal. Please explain to us why you exclude the mark-up portion of the inventory in your calculation of cost of sales. Please also explain to us and clarify in the filing what happens in your financial statements if the mark-up is different than your estimate of the profit share amount earned by Cardinal.

37. We note from your disclosure that there are several factors you
consider in determining the estimated profit share.   Disclose the
amount of the estimate recorded in your financial statements and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

Results of Operations, page 33

38. Please disclose here and in the Business section the reasons you
discontinued your AlleRx and Aquatab product lines in February
2005
and August 2004.

Liquidity and Capital Resources, page 37

39. We note you have yet to fill in the blank indicating the number of years your current cash and cash equivalents together with the proceeds from this offering will last. Notwithstanding your determination of this figure, please indicate if you expect to raise additional funds in the next 24 months. If you are unable to determine whether you will or not, please disclose the reasons.

Commitments and Contractual Obligations, page 39

40. We note your development or license agreements with PD, JMED, and
Cornerstone. Please describe the material provisions of these agreements in the Business section. Your discussion should include:

* All material rights and obligations of the parties to the agreement;
* Duration of the agreement;
* Quantification of all payments made to date and aggregate potential payments;
* Termination provisions, including consequences of early termination; and
* Any other terms that may be considered material.

 	We note you have not filed these agreements as exhibits. Please provide a supplemental analysis supporting your determination that the agreements are not required to be filed or file the agreements.
If you have determined that your business is not substantially dependent of these agreements, your analysis should provide a discussion of the facts supporting this determination.

41. We note you paid JMED $2 million in conjunction with the assignment of the AllRx license agreement to Cornerstone. Did you receive anything in exchange for this assignment?

Market, Ranking and Other Data, page 42

42. Please delete the last paragraph in this section. It is not permissible to disclaim responsibility for information included in your registration statement.

Business

Other regulation, page 55

43. Please revise to explain the term "drug sampling."

Manufacturing, page 55

44. Please revise to disclose the amount of profit sharing payments made to Cardinal Health in for the year ended December 31, 2004 and for the three months ended March 31, 2005.

Competition, page 57

45. To the extent known or easily obtainable, please identify your principal competitors` share of the market.

Properties and Facilities, page 57
46. Please revise to disclose the amount of your annual lease payment and when the lease agreement expires for your Fort Worth, Texas facility. You should also file the lease agreement as an exhibit to your registration statement.

Employees, page 57
47. Please disclose the number of part-time employees you have, if any.


Management and Board of Directors, page 58
48. Please note that Item 401 of Regulation S-K requires a brief description of the business experience of your officers and directors during each of the last five years. Please revise this section to include the applicable dates for Steven A. Elms.

Executive Compensation, page 64

49. We note that all of the executive officers you describe in this section receive either discretionary bonuses or stock option awards as part of their compensation. Please describe how these individuals` performance is determined and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Principal and Selling Stockholders, page 70
50. Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by each of your stockholders owning more than 5% of your common stock.

51. Please revise to indicate how the selling stockholders acquired the shares offered for resale. Also, indicate the number of shares the selling stockholders is offering. Refer to Item 507 of Regulation S-K.

52. If any of the selling stockholders is a broker-dealer, please revise to identify them as underwriters. The only exception to this position is if these entities obtained these securities as compensation for underwriting services.

53. If any of the selling stockholders is an affiliate of a broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

* The selling stockholders purchased in the ordinary course of business; and

* At the time of the purchase, the selling stockholders had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.


Participation in Reserved Share Program, page 74

54. The way this discussion is phrased appears to indicate that certain parties will commit to purchase shares through the reserved share program prior to the effectiveness of the registration statement. Please note that this is not permissible. The reserved share program allows potential investors to indicate their interest in purchasing shares through the reserved share program but no such commitments can be made prior to the effectiveness of the registration statement. Please revise this discussion accordingly.

Description of Capital Stock, page 75

Warrants, page 76
55. Please state the expiration date of the warrants, and state whether the expiration date may be extended and, if so, how.
Please
also clarify whether the warrants are callable and, if so, how and when you could call the warrants.

Options, page 76
56. Please state the expiration date of the options, and state whether the expiration date may be extended and, if so, how.

Underwriting, page 86

57. We note you plan to conduct a reserved share offering. Please provide us with any material you intend to use to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. In addition, tell us the procedures you will employ in making the offering and how you
will assure that this offer will meet the requirements of Section
5
of the Securities Act and Rule 134.  We may have further comments.

58. We note that certain of the underwriters may distribute prospectuses electronically. Please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

59. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases
No.
33-7233 and NO. 33-7289.  We may have additional comments.

60. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Financial Statements

Noted to Financial Statements

1. Nature of Operations and Summary of Significant Accounting
Policies

Accounts Receivable, page F-9

61. We note that you record your reserves for uncollectible accounts receivable at the time collection becomes improbable. We also note that accounts receivable has increased from $4,675,000 at June 30, 2004 to $19,720,000 at December 31, 2004 with no increase in your allowance for doubtful accounts. Please tell us why no additional allowance for doubtful accounts is required and why you believe your accounting policy complies with GAAP. In this regard, please provide us details of the composition of the accounts receivable.

Revenue Recognition, page F-12

62. We note in "Risk Factors" on page 12 that you generally ship products and recognize revenue in the quarter prior to retail sales.
Please clarify this statement on page 12 and tell us why revenue recognition is appropriate at that point in time.

Product Development, page F-13

63. Please tell us why the formulation and analytical development work with existing and well established drugs and pharmaceutical ingredients, the development of scale-up and manufacturing data and stability programs, and the investment in prosecution of patents related to your products are included in product development costs.
Also, please tell us why your accounting policy for these costs is appropriate. In this regard, please provide us more detail regarding the nature of these costs and the applicable GAAP literature that supports your accounting policy. In addition, if any amounts included in product development represent research and development, it appears these amounts should be separately disclosed on the Statements of Income.


Accretion of Preferred Stock, page F-14

64. We note from your disclosure that you adjust the value of your preferred stock to fair value when the fair value exceeds the accreted liquidation value and the offset is charged to additional paid-in capital. Please address the following issues:
* Explain to us how your accounting policy is consistent with paragraph 24 of SFAS 150. If you use other authoritative guidance please cite the guidance used in your response.
* We note that your Series A, B, and C "could" receive, upon redemption, the fair market value of the preferred stock. Please clarify to us and in the filing the use of the term "could" and whether or not the amount is mandatorily redeemable at fair value.
* Clarify to us and in the filing the distinction between the Series
A/B and Series C redemption amounts. We note that the Series C holders could receive, upon redemption, the fair market value of the preferred stock if such value exceeds liquidation value. It is unclear under what conditions the Series A/B holders will receive the fair value of the preferred stock upon redemption.

65. Please tell us supplementally how you determined the fair value of your preferred stock. Please provide us an analysis for each Series of how those fair value were determined.

5. Stockholders` Equity (Deficit)

66. Please provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. Please include an itemized chronological schedule covering all equity instruments issued since
December 31, 2003 through the date of your response. In addition, please disclose the following in the financial statements:

* The date of each issuance;
* The number of options granted or shares issued;
* The exercise price or per share amount paid;
* Management`s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;
* The identity of the recipient, indicating if the recipient was a related party;
* The amount of any compensation expense recognized;
* The method used in valuing the issuance;
* Whether the valuation was contemporaneous or retrospective;
* Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.


7. Commitments and Contingencies, page F-25

67. Please disclose the terms of your agreement with Cardinal Health to reimburse Cardinal Health the cost in obtaining any unused quantities of dextromethorphan. Please tell us and clarify in the filing your accounting policy for accruing these costs. Refer to "Commitments and Contractual Obligations" on page 40.

Item 15. Recent Sales of Unregistered Securities, page II-1

Please revise to identify the investors or classes of investors in the unregistered offerings you describe. Please note that we consider accredited investors to be a recognized class but do not recognize unaccredited investors or individual investors to be acceptable classes.

Item 16. Exhibits and Financial Statement Schedules, page II-3
68. Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will need time to review it prior to granting effectiveness of the registration statement.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Joseph Roesler at (202) 942-1788 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 824-5522 or me at (202) 942-1840 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	J. Vaughan Curtis
	Alston & Bird LLP
	One Atlantic Center
	1201 West Peachtree Street
	Atlanta, Georgia 30309


??

??

??

??

Walter E. Riehemann
Adams Laboratories, Inc.
Page 14